                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1

                           VESTCOM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   924904 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 11, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                     --------------------
CUSIP No. 924904 10 5                    13D                   Page 2 of 8 pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    981,020
  OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                981,020
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     981,020
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.83%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 924904 10 5                    13D                   Page 3 of 8 pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    981,020
  OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                981,020
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     981,020
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.83%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 924904 10 5                    13D                   Page 4 of 8 pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    981,020
  OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                981,020
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     981,020
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.83%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 924904 10 5                    13D                   Page 5 of 8 pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MARK SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    981,020
  OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                981,020
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     981,020
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.83%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 924904 10 5                    13D                   Page 6 of 8 pages
-----------------------                                     --------------------

            The following  constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned  (the  "Statement").  Except as specifically  amended by this
Amendment No. 2, the Statement remains in full force and effect.

            Item 3 is amended in its entirety to read as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by NP was  $4,520,866.91,  all of which was obtained from NP's working  capital.  Neither Mr. Schwarz,  NCG nor NCM directly owns any shares of Common Stock.

            Items  5(a),  (b) and (c) are  amended in their  entirety to read as follows:

Item 5.          Interest in Securities of the Company.
                 -------------------------------------

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 9,056,806 shares outstanding, which is the total  number of shares of Common  Stock  outstanding  as reported in the
Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002.

            (a) As of the filing date of this Statement,  NP beneficially  owned
981,020  shares  of  Common  Stock,  representing  approximately  10.83%  of the
Company's issued and outstanding Common Stock.

                 NCM,  as  the   general   partner  of  NP,  may  be  deemed  to
beneficially  own the 981,020 shares of Common Stock  beneficially  owned by NP, representing  approximately 10.83% of the issued and outstanding Common Stock of the Company.

                 NCG,  as the  general  partner  of  NCM,  which  in turn is the general partner of NP, may also be deemed to beneficially own the 981,020 shares of Common Stock beneficially owned by NP, representing  approximately  10.83% of the issued and outstanding Common Stock of the Company.

                 Mark  Schwarz,  as the  managing  member  of NCG,  the  general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 981,020 shares of Common Stock beneficially owned by NP, representing  approximately 10.83% of the issued and outstanding Common Stock of the Company.

            (b) By virtue of his position with NP, NCM and NCG, Mark Schwarz has the sole power to vote and  dispose of the  shares of Common  Stock  owned by NP reported in this Statement.

            (c)  Schedule A annexed  hereto  lists all the  transactions  in the
Company's Common Stock during the past 60 days.

-----------------------                                     --------------------
CUSIP No. 924904 10 5                    13D                   Page 7 of 8 pages
-----------------------                                     --------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2002                NEWCASTLE PARTNERS, L.P.

                                        By: Newcastle Capital Management, L.P.,
                                            its general partner,
                                        By: Newcastle Capital Group, L.L.C.,
                                            its general partner

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                        By: Newcastle Capital Group, L.L.C.,
                                            its general partner

                                        By: /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz, Managing Member

                                        NEWCASTLE CAPITAL GROUP, L.L.C.

                                        By: /s/ Mark E. Schwarz
                                            -----------------------------------
                                            Mark E. Schwarz, Managing Member

                                        /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz

-----------------------                                     --------------------
CUSIP No. 924904 10 5                    13D                   Page 8 of 8 pages
-----------------------                                     --------------------

                                   SCHEDULE A
               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

   Shares of Common Stock              Price Per                  Date of
        Purchased                      Share                     Purchase
        ---------                      ---------                 --------

                            Newcastle Partners, L.P.

         27,200                        $5.93                      9/17/02
          7,800                        $5.92                      9/18/02
         13,000                        $5.95                      9/24/02
          1,800                        $5.97                      9/25/02
          9,000                        $5.96                      9/27/02
         18,000                        $5.97                      9/30/02
         55,600                        $6.09                     10/11/02
         15,000                        $6.10                     10/11/02
         93,000                        $6.11                     10/22/02
         17,800                        $6.01                     10/23/02